May 13, 2025

William L. Bullock, Jr.
Executive Vice President and Chief Financial Officer
ConocoPhillips Company
925 N. Eldridge Parkway
Houston, TX 77079

        Re: ConocoPhillips Company
            Registration Statement on Form S-4
            Filed May 8, 2025
            File No. 333-287081
Dear William L. Bullock Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Savannah Padgett